Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425

under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of

1934, as amended.

Subject Company: OMX AB (Commission File No. 132-02618)

For Release:	July 19, 2007
Media Contact:	Bethany Sherman, NASDAQ 212.401.8714
Investor Contact:	Vincent Palmiere, NASDAQ 212.401.8742

NASDAQ ANNOUNCES SECOND QUARTER 2007 RESULTS

- Highest Ever Reported Operating Income -

- Matched Market Share Reaches Record Levels -

New York, N.Y.—The Nasdaq Stock Market, Inc. (“NASDAQ®”; Nasdaq: NDAQ), today reported second quarter 2007 net income of $56.1 million, or $0.39 per diluted share, an increase of $39.5 million from $16.6 million, or $0.13 per diluted share, in the second quarter of 2006, and an increase of $37.8 million from $18.3 million, or $0.14 per diluted share, in the first quarter 2007.

Operating income was $99.0 million for the second quarter of 2007, an increase of $62.7 million when compared to $36.3 million for the second quarter of 2006, and up $17.6 million, or 21.6% from $81.4 million reported in the first quarter of 2007.

Revenues, less liquidity rebates, brokerage, clearance and exchange fees (“net exchange revenues”) were $198.7 million in the second quarter of 2007, an increase of 16.1% from $171.1 million in the year-ago period, and up 3.4% from $192.1 million reported in the first quarter of 2007.

“In the second quarter of 2007 NASDAQ’s core business operated on all cylinders, reaching record operating earnings on the back of new product innovation and customer service initiatives. In addition, we are pleased with the pace of our integration planning efforts with our prospective merger partner OMX and are confident that together we will create the strongest global marketplace and technology platform,” commented Bob Greifeld, President and Chief Executive Officer of NASDAQ. “Our ability to capture market share has grown NASDAQ into the largest single pool of liquidity for trading cash equities, creating a robust platform for growth. To that end, we believe our business is poised to deliver strong results over the second half of the year through continued product innovation and diversification.”

Recent Highlights

•	Entered into an agreement to combine with OMX AB to create the world’s premier exchange and technology company.

•

NASDAQ became the largest single pool of liquidity in which to trade U.S. listed equities. NASDAQ also achieved new market share highs in the trading of U.S. listed equities, matching a record high 28.8% of traded volume; while share volume matched by NASDAQ grew 19.7% from the prior year quarter.

•	Quarterly operating income reached the highest level ever recorded for NASDAQ, increasing 172.7% from the prior year’s quarter and 21.6% from the prior quarter.

•

Expanded NASDAQ’s comprehensive suite of crossing products with the launch of the intra-day and post-close cross, enabling institutional-sized orders to find liquidity anonymously and with greater efficiency.

•	Announced plans to launch The NASDAQ ETF Market, a market segment designed specifically for exchange traded funds (ETFs) and Index Linked Notes (ILNs). The program will further strengthen NASDAQ’s leadership position in the U.S. ETF sector. In June 2007, NASDAQ captured more U.S. ETF market share than any other U.S. exchange with total ETF volume at 52.1%

2007 Outlook

NASDAQ expects the following results for the full-year 2007:

•	Net income in the range of $171.0 million to $181.0 million for the year.

•	Net exchange revenues in the range of $775.0 million to $790.0 million.

•	Total operating expenses in the range of $400.0 million to $415.0 million.

“Operating margins for the quarter were 49.8%, demonstrating our ability to deliver synergies from acquisitions while simultaneously introducing innovative customer products and services,” commented NASDAQ’s Chief Financial Officer, David Warren. “Our focus on operating efficiency is yielding positive results. This focus will continue to drive value for our shareholders as we introduce new services such as our Options and Portal markets, and strive to complete our planned combination with OMX.”

Financial Review

Net exchange revenues increased 16.1% in the second quarter to $198.7 million, up from $171.1 million in the prior year quarter, and up 3.4% from $192.1 million reported in the first quarter of 2007.

Market Services

Market Services net exchange revenues increased to $127.9 million, or 18.8%, from prior year quarter, and increased 1.8% from the prior quarter.

	Three Months Ended			% Variance from
	June 30 2007	Mar 31 2007	June 30 2006	Prior Quarter	Prior Year
(in millions of dollars)
NASDAQ Market Center
Execution and trade reporting revenues	$426.1	$437.0	$291.4	(2.5)%	46.2%
Access services revenues	19.0	18.6	13.1	2.2%	45.0%
Tape fee revenue sharing	(7.0)	(7.1)	(5.3)	(1.4)%	32.1%
NASDAQ General Revenue Sharing Program	—	—	(0.1)	—	NM

Total NASDAQ Market Center revenues	438.1	448.5	299.1	(2.3)%	46.5%
Cost of revenues
Liquidity rebates	(238.3)	(225.2)	(170.6)	5.8%	39.7%
Brokerage, clearance and exchange fees	(121.2)	(144.7)	(69.3)	(16.2)%	74.9%

Total cost of revenues	(359.5)	(369.9)	(239.9)	(2.8)%	49.9%

Revenues less liquidity rebates, brokerage, clearance and exchange fees from NASDAQ Market Center	78.6	78.6	59.2	—	32.8%
NASDAQ Market Services Subscriptions
Proprietary revenues	21.1	19.8	23.1	6.6%	(8.7)%
Non-proprietary revenues	33.7	32.1	25.6	5.0%	31.6%
NASDAQ Revenue Sharing Programs	(1.5)	(3.1)	(2.6)	(51.6)%	(42.3)%
UTP Plan revenue sharing	(11.6)	(9.6)	(6.2)	20.8%	87.1%

Total NASDAQ Market Services Subscription revenues	41.7	39.2	39.9	6.4%	4.5%
Other Market Services revenues	7.6	7.8	8.6	(2.6)%	(11.6)%

Revenues less liquidity rebates, brokerage, clearance and exchange fees from Market Services	$127.9	$125.6	$107.7	1.8%	18.8%

NM – Not meaningful. Denotes variances equal to or greater than 100%

•

Increases in NASDAQ Market Center net exchange revenues from the prior year’s quarter are primarily due to increases in trade execution market share for NYSE- and AMEX-listed equities. Total NYSE-listed share volume reported to NASDAQ increased from 22.7% in the second quarter of 2006 to 34.5% in the second quarter of 2007, while total AMEX-listed share volume reported to NASDAQ increased from 46.1% to 53.3% for the same periods.

•

Market Services Subscriptions revenues increased from the prior year quarter as growth in subscriber populations drove revenues higher. Also contributing to the increase is a decline in the amount of revenues shared through NASDAQ Revenue Sharing Programs, which resulted from changes to the plan structure. Somewhat offsetting these increases are higher revenues shared with UTP Plan participants. Also, adjustments were made in the second quarter of 2006 as NASDAQ was no longer required to share NQDS revenues with UTP Plan Participants. Although this change became effective February 7, 2006 it was not implemented until the second quarter of 2006. Therefore, an adjustment was not recorded until the second quarter of 2006, resulting in the reporting of higher than normal proprietary revenues, lower than normal non-proprietary revenues, and lower than normal UTP revenue sharing in the second quarter of 2006. Although reported proprietary revenues declined from the prior year quarter, when accounting for the second quarter 2006 adjustment discussed above, proprietary revenues actually increased approximately 19.9%. Similarly, when accounting for the second quarter 2006 adjustment, non-proprietary revenues increased approximately 8.4%, and UTP Plan revenue sharing increased approximately 54.7%. Increases from prior quarter are primarily due to higher subscriber populations for proprietary and non-proprietary products, a decline in the amount of revenues shared through NASDAQ Revenue Sharing Programs, somewhat offset by higher revenues shared with UTP Plan participants.

Issuer Services

During the quarter Issuer Services revenues increased 11.5% to $70.7 million from the prior year quarter and increased 6.5% from prior quarter.

	Three Months Ended			% Variance from
	June 30 2007	Mar 31 2007	June 30 2006	Prior Quarter	Prior Year
(in millions of dollars)
Corporate Client Group
Annual renewal fees	$31.1	$30.7	$26.9	1.3%	15.6%
Listing of additional shares fees	10.1	9.7	9.2	4.1%	9.8%
Initial listing fees	5.5	5.4	6.0	1.9%	(8.3)%
Corporate Client services	13.2	11.7	10.2	12.8%	29.4%

Total Corporate Client Group revenues	59.9	57.5	52.3	4.2%	14.5%

NASDAQ Financial Products
Licensing revenues	9.0	7.3	9.7	23.3%	(7.2)%
Other revenues	1.8	1.6	1.4	12.5%	28.6%

Total NASDAQ Financial Products revenues	10.8	8.9	11.1	21.3%	(2.7)%

Total Issuer Services revenues	$70.7	$66.4	$63.4	6.5%	11.5%

•

Increases in Corporate Client Group revenues from prior year are driven primarily by revised annual renewal fees introduced earlier this year. Also contributing to the increase are higher revenues generated within NASDAQ’s Corporate Client services, which are due to recent acquisitions as well as expanding customer utilization of services. Increases from the prior quarter are driven by fees generated from new listings as well as increasing customer utilization of NASDAQ’s Corporate Client services.

•

NASDAQ Financial Products revenues decreased from the prior year quarter due to a decline in licensing fees associated with options traded for NASDAQ-licensed ETFs. Revenues increased from the first quarter due primarily to higher ETF licensing revenue.

Total Operating Expenses

Total operating expenses decreased 26.0% to $99.7 million from $134.8 million in the prior year quarter and decreased 9.9% from $110.7 million in the prior quarter. Second quarter 2007 expenses decreased from last year due to the completion of the INET acquisition integration, which resulted in NASDAQ migrating all trading to a single trading platform. Also contributing to the decline from prior year were charges incurred in the second quarter 2006 associated with the extinguishment of a credit facility, costs associated with NASDAQ’s continuing efforts to reduce operating expenses and improve the efficiency of its operations, offset somewhat by a foreign currency gain. Expenses decreased from first quarter 2007 primarily due to charges incurred in the prior quarter related to a NASDAQ clearing contract, offset somewhat by the recording of a gain associated with freezing the employee pension plan and SERP.

Earnings Per Share

Second quarter earnings per diluted share were $0.39 versus $0.13 per diluted share in the prior year quarter, and $0.14 in the first quarter of 2007. NASDAQ’s weighted average shares outstanding used to calculate diluted earnings per share were 152.0 million in the quarter versus 145.2 million in the year-ago quarter and 151.8 million in the first quarter 2007.

NASDAQ® is the largest electronic equity securities market in the United States. With approximately 3,200 companies, it lists more companies and, on average, trades more shares per day than any other U.S. market. It is home to category-defining companies that are leaders across all areas of business including technology, retail, communications, financial services, transportation, media and biotechnology industries. For more information about NASDAQ, visit the NASDAQ Web site at www.nasdaq.com or the NASDAQ NewsroomSM at www.nasdaqnews.com. NDAQF

Non-GAAP Information

In addition to disclosing results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), NASDAQ also discloses certain non-GAAP results of operations, including total expenses, operating income, net income and diluted earnings per share, that exclude certain charges that are described in the reconciliation table of non-GAAP to GAAP information provided at the end of this release. Management believes that this non-GAAP information provides investors with additional information to assess NASDAQ’s operating performance by excluding these costs and assists investors in comparing our operating performance to prior periods. Management uses this non-GAAP information, along with GAAP information, in evaluating its historical operating performance.

The non-GAAP information is not prepared in accordance with GAAP and may not be comparable to non-GAAP information used by other companies. The non-GAAP information should not be viewed as a substitute for, or superior to, other data prepared in accordance with GAAP.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. NASDAQ and OMX caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, projections about our future financial results and statements about the implementation dates and benefits of certain strategic initiatives, including the proposed business combination transaction involving NASDAQ and OMX AB, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements involve a number of risks, uncertainties or other factors beyond NASDAQ’s control. These factors include, but are not limited to, NASDAQ’s ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk, U.S. and global competition, and other factors detailed in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of NASDAQ in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About the Nasdaq/OMX Transaction

In connection with the proposed business combination transaction, OMX and NASDAQ expect that NASDAQ will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the proxy statement/prospectus and any amendments and other applicable documents regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of those documents (if and when available) and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

The Nasdaq Stock Market, Inc.

Unaudited Condensed Consolidated Statements of Income

(in millions, except per share amounts and other drivers)

	Three Months Ended			Six Months Ended
	June 30, 2007	March 31, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Revenues
Market Services	$487.4	$495.5	$347.6	$982.9	$684.9
Issuer Services	70.7	66.4	63.4	137.1	122.3
Other	0.1	0.1	—	0.1	0.2

Total revenues	558.2	562.0	411.0	1,120.1	807.4
Cost of revenues
Liquidity rebates	(238.3)	(225.2)	(170.6)	(463.5)	(337.8)
Brokerage, clearance and exchange fees	(121.2)	(144.7)	(69.3)	(265.9)	(136.5)

Total cost of revenues	(359.5)	(369.9)	(239.9)	(729.4)	(474.3)

Revenues less liquidity rebates, brokerage, clearance and exchange fees	198.7	192.1	171.1	390.7	333.1

Operating Expenses
Compensation and benefits	49.7	44.3	48.0	94.0	96.9
Marketing and advertising	4.2	4.9	3.8	9.1	8.9
Depreciation and amortization	9.8	9.8	21.5	19.6	46.0
Professional and contract services	8.7	8.4	7.3	17.0	16.2
Computer operations and data communications	7.9	8.2	10.3	16.1	20.2
Provision for bad debts	(1.4)	3.5	1.8	2.1	1.9
Occupancy	9.0	8.9	8.2	17.9	16.2
Regulatory	7.1	6.7	—	13.8	—
General, administrative and other	4.7	16.0	24.8	20.8	31.5

Total direct expenses	99.7	110.7	125.7	210.4	237.8
Support costs from related parties, net	—	—	9.1	—	17.2

Total operating expenses	99.7	110.7	134.8	210.4	255.0

Operating income	99.0	81.4	36.3	180.3	78.1
Interest income	7.7	5.5	6.3	13.3	10.8
Interest expense	(23.6)	(23.5)	(24.4)	(47.0)	(40.9)
Dividend income	14.5	—	9.2	14.5	9.2
Loss on foreign currency option contracts	(1.7)	(7.8)	—	(9.5)	—
Strategic initiative costs	(1.6)	(24.9)	—	(26.5)	—
Minority interest	—	0.1	0.3	0.1	0.5

Income before income taxes	94.3	30.8	27.7	125.2	57.7
Income tax provision	38.2	12.5	11.1	50.8	23.1

Net income	$56.1	$18.3	$16.6	$74.4	$34.6

Net income applicable to common stockholders:
Net income	$56.1	$18.3	$16.6	$74.4	$34.6
Preferred stock:
Dividends declared	—	—	—	—	(0.4)
Accretion of preferred stock	—	—	—	—	(0.3)

Net income applicable to common stockholders	$56.1	$18.3	$16.6	$74.4	$33.9

Basic and diluted earnings per share:
Basic	$0.50	$0.16	$0.16	$0.66	$0.35

Diluted	$0.39	$0.14	$0.13	$0.52	$0.28

Weighted average common shares outstanding for earnings per share:
Basic	112.7	112.4	105.2	112.6	96.6
Diluted	152.0	151.8	145.2	151.8	137.0
Other Drivers
Average daily share volume in NASDAQ securities (mn)	2,135	2,152	2,142	2,147	2,132
Matched market share in NASDAQ securities (a)	46.1%	45.5%	48.4%	45.8%	49.3%
Total market share in NASDAQ securities (b)	72.3%	74.5%	77.8%	73.4%	78.9%
Matched market share in NYSE securities (a)	15.9%	15.1%	8.3%	15.5%	7.7%
Total market share in NYSE securities (b)	34.5%	33.6%	22.7%	34.1%	22.4%
Matched market share in AMEX and regional securities (a)	32.4%	29.4%	24.8%	31.0%	23.7%
Total market share in AMEX and regional securities (b)	53.3%	52.0%	46.1%	52.7%	45.1%

Listings
Initial public offerings	38	37	35	75	65
Secondary offerings	67	50	54	116	123
Number of listed companies (c)	3,164	3,181	3,205	3,164	3,205

(a)	Transactions executed on NASDAQ’s systems.
(b)	Transactions executed on NASDAQ’s systems plus trades reported through the Trade Reporting Facility, LLC for 2007. For 2006, transactions executed on NASDAQ’s systems and internal trades reported to NASDAQ.
(c)	At June 30, 2007 and March 31, 2007, number of listed companies also includes separately listed ETFs.

The Nasdaq Stock Market, Inc.

Condensed Consolidated Balance Sheets

(in millions)

	June 30, 2007	December 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$575.0	$322.0
Available-for-sale investments, at fair value	1,695.0	1,628.2
Receivables, net	284.6	233.3
Deferred tax assets	18.0	11.1
Other current assets	40.1	118.0

Total current assets	2,612.7	2,312.6
Property and equipment, net	60.5	65.3
Non-current deferred tax assets	100.9	97.0
Goodwill	1,029.0	1,028.7
Intangible assets, net	189.8	199.6
Other assets	12.4	13.3

Total assets	$4,005.3	$3,716.5

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$124.3	$110.6
Section 31 fees payable to SEC	132.3	60.1
Accrued personnel costs	34.1	55.6
Deferred revenue	128.7	56.4
Other accrued liabilities	60.3	72.1
Deferred tax liabilities	131.9	95.0
Current portion of debt obligations	10.7	10.7

Total current liabilities	622.3	460.5
Debt obligations	1,487.8	1,493.0
Non-current deferred tax liabilities	95.3	115.8
Non-current deferred revenue	96.1	90.6
Other liabilities	100.8	99.1

Total liabilities	2,402.3	2,259.0

Minority interest	—	0.1

Stockholders’ equity
Common stock	1.3	1.3
Additional paid-in capital	1,056.6	1,046.6
Common stock in treasury, at cost	(231.8)	(239.7)
Accumulated other comprehensive income	190.5	136.2
Retained earnings	586.4	513.0

Total stockholders’ equity	1,603.0	1,457.4

Total liabilities, minority interest and stockholders’ equity	$4,005.3	$3,716.5

The Nasdaq Stock Market, Inc.

Reconciliation of GAAP Earnings

(in millions, except per share amounts)

(unaudited)

	Three Months Ended
	June 30, 2007	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006
GAAP Total Operating Expenses:	$99.7	$110.7	$115.0	$103.3	$134.8	$120.2
Adjustments:
Technology Review	0.9	0.7	3.3	3.4	9.9	11.9
Real Estate Consolidation	—	—	—	0.5	5.4	—
Workforce Reductions	1.1	1.4	1.3	0.9	2.6	1.7
Extinguishment of Credit Facility	—	—	—	—	20.9	—
Foreign Currency Gain	—	—	—	—	(8.2)	—
Pension Plan and SERP Freeze	0.4	(6.5)	—	—	—	—
Clearing Contract	—	10.6	—	—	—	—
Debt Issuance Costs	—	—	1.1	—	—	—

Non-GAAP Total Expenses	$97.3	$104.5	$109.3	$98.5	$104.2	$106.6

GAAP Operating Income:	$99.0	$81.4	$68.1	$67.9	$36.3	$41.8
Adjustments:
Technology Review	0.9	0.7	3.3	3.4	9.9	11.9
Real Estate Consolidation	—	—	—	0.5	5.4	—
Workforce Reductions	1.1	1.4	1.3	0.9	2.6	1.7
Extinguishment of Credit Facility	—	—	—	—	20.9	—
Foreign Currency Gain	—	—	—	—	(8.2)	—
Pension Plan and SERP Freeze	0.4	(6.5)	—	—	—	—
Clearing Contract	—	10.6	—	—	—	—
Debt Issuance Costs	—	—	1.1	—	—	—

Non-GAAP Operating Income	$101.4	$87.6	$73.8	$72.7	$66.9	$55.4

GAAP Net Income:	$56.1	$18.3	$63.0	$30.2	$16.6	$18.0
Adjustments:
Technology Review	0.5	0.4	2.0	2.1	6.0	7.2
Real Estate Consolidation	—	—	—	0.3	3.3	—
Workforce Reductions	0.7	0.8	0.8	0.5	1.6	1.0
Extinguishment of Credit Facility	—	—	—	—	12.6	—
Foreign Currency Gain	—	—	—	—	(5.0)	—
Pension Plan and SERP Freeze	0.2	(3.9)	—	—	—	—
Clearing Contract	—	6.4	—	—	—	—
Debt Issuance Costs	—	—	0.7	—	—	—
Dividend Income	(8.8)	—	(4.2)	—	(5.6)	—
(Gain) Loss on Foreign Currency Option Contracts	1.0	4.7	(29.3)	—	—	—
Strategic Initiative Costs	1.0	15.1	—	—	—	—

Total Adjustments	(5.4)	23.5	(30.0)	2.9	12.9	8.2

Non-GAAP Net Income	$50.7	$41.8	$33.0	$33.1	$29.5	$26.2

GAAP Earnings per Common Share:
Diluted Earnings Per Share	$0.39	$0.14	$0.43	$0.22	$0.13	$0.16
Adjustments:
Total Adjustments from GAAP Net Income Above:	(0.04)	0.15	(0.20)	0.02	0.09	0.06

Non-GAAP Diluted Earnings per Common Share	$0.35	$0.29	$0.23	$0.24	$0.22	$0.22